FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On July 9, 2013, the registrant announced instructions to facilitate trading of warrants on TASE. Attached please find the instructions.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 9, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

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INSTRUCTIONS TO FACILIATE TRADING OF WARRANTS ON TASE BY US
HOLDERS

THE TRANSFER AND CREDITING OF WARRANTS TO AN ISRAELI ACCOUNT MAY
TAKE A FEW DAYS. THEREFORE, US HOLDERS ARE URGED TO INITATE THE PROCESS
AS EARLY AS POSSIBLE PRIOR TO THE ANTICIPATED TRADING DATE.

Series 8 Warrants, which will expire on July 22, 2013 and Series 9 Warrants which will expire on June 27, 2017 (together, the “Warrants”) are tradable on the Tel Aviv Stock Exchange until their respective expiry dates. Beneficial owners who wish to trade their Warrants must first transfer their Warrants to an account maintained by the beneficial owner with an Israeli broker who is a TASE member. The normal procedures for trading involving the TASE Clearing House’s Depository Trust Company account will NOT be available. To facilitate trading by US holders, we have established the following arrangement with our warrant agent, American Stock Transfer & Trust Company, LLC. The arrangement allows Warrants to be transferred by DWAC to the warrant agent for credit to the account of TASE’s nominee, "Hevra Lerishumim Shel Bank Leumi", for trading by the Israeli broker with whom the beneficial owner has an account.

Warrant trades may only be executed on the TASE by an Israeli broker who is a member of TASE. Accordingly, beneficial owners who wish to trade Warrants on the TASE must have an account, either directly or through their US broker, with an Israeli broker who is a member of TASE.

Prior to the applicable trading date, the TASE account of the Israeli broker who will be acting on behalf of the US broker or beneficial owner must be credited with the Warrants to be sold.

Transfer of the Warrants to the Israeli brokerage account can be accomplished as follows:

The US broker or other nominee who is a DTC participant and holds the Warrants initiates a DWAC of the Warrants to the warrant agent. The details for the transfer are as follows:

Series 8 Warrants CUSIP: M87915407, serial number is 1128701, TSEM.W8, ISIN is IL0011287013.
Series 9 Warrants CUSIP: M87915415, serial number is 1128719, TSEM.W9, ISIN is IL0011287195.
DWAC FAST Agent: American Stock Transfer & Trust Company, LLC FAST AGENT TA Number: 2941

At the same time as the DWAC is initiated, the sending party transmits instructions to the warrant agent by facsimile (718) 921-8355, with a copy to Tower by email to dinaback@towersemi.com and to noit.levi@towerjazz.com containing the following information:

For Credit to: Hevra Lerishumim Shel Bank Leumi
Further Credit to: [Name of Israeli broker]
F/B/O: [Name of Israeli Beneficial Owner/Customer]
Number of Series 8 Warrants Transferred:
Number of Series 9Warrants Transferred:

For additional information, contact the warrant agent at (800) 937-5449.

Upon acceptance of the DWAC, the warrant agent will issue a Warrant certificate in the name of Hevra Lerishumim Shel Bank Leumi and will transmit to Hevra Lerishumim Shel Bank Leumi a copy of the certificate along with the crediting instructions. Hevra Lerishumim Shel Bank Leumi will then credit the account of the Israeli broker with the appropriate Warrants. US brokers are urged to check with their TASE broker to confirm that the Warrants were properly credited.

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TOWER SEMICONDUCTOR LTD.

Series 8 Warrants

I hold my Tower Semiconductor Ltd. Series 8 Warrants (CUSIP No. M87915407) through a US broker. How do I exercise my warrants?

If you wish to exercise your warrants, carrying a $5.00 per share exercise price, please contact your broker who will instruct you as to the proper procedure for exercise of your warrants and payment of the exercise price through the Depository Trust Company’s Warrant Exercise Program. The warrants must be exercised prior to their expiry date and your broker may require that you give notice of exercise one or more business days prior to expiration.

Please note that the Series 8 warrants expire on July 22, 2013.

If you require any additional information please contact dinaback@towersemi.com of TowerJazz or noit.levi@towerjazz.com.

For any questions you may also call CCG Investor Relations / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com.